Exhibit 1

FOR RELEASE MARCH 10, 2005	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Financial Results for Fiscal 2004

(Calgary, Alberta, Canada, March 10, 2005)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the fourth quarter and the year ended December 31, 2004(1).

Revenues in the fourth quarter 2004 were CDN $14.4 million (US $11.8 million) compared to CDN $11.3 million (US $8.6 million) in the similar period a year ago.  The Company is reporting net income for the fourth quarter 2004 of CDN $5.8 million (US $4.7 million) or CDN $0.71 (US $0.58) per share – basic, compared to a net income of CDN $1.0 million (US $0.8 million) or CDN $0.13 (US $0.10) per share – basic, in the similar period a year ago.

Revenues in the twelve months ended December 31, 2004 were CDN $53.9 million (US $41.4 million) compared to CDN $38.7 million (US $27.3 million) in fiscal 2003.  The Company is reporting net income for the twelve months ended December 31, 2004 of CDN $12.8 million (US $9.8 million) or CDN $1.59 (US $1.22) per share – basic, compared to a net income of CDN $3.5 million (US $2.4 million) or CDN $0.45 (US $0.32) per share – basic, in the similar period a year ago.

The net income for the fourth quarter 2004 includes the benefit of recognizing CDN $3.2 million (US $2.6 million) or CDN $0.39 (US $0.32) per share – basic, of future income tax assets, related to the tax benefit of existing tax shields that are available to offset earnings in the foreseeable future.  There was no similar benefit related to future income tax assets recorded in the fourth quarter or full year of 2003.  (See further discussion in”Recognition of Future Income Tax Asset” section, below.)

“This quarter’s record results conclude the most successful year in NovAtel’s history,” said Jon Ladd, President and CEO. “Our strong revenue growth for the full year 2004 of 39% reflects the continued success of our strategy to build market share with large OEMs and emerging system integrators.”  The growth in revenue and net income in 2004 was driven by such factors as a ramp up of business with Leica Geosystems, one of NovAtel’s key customers; timing of engineering service revenues and hardware deliveries pertaining to the US Wide Area Augmentation System (WAAS) program; a substantial increase in product shipments into China; and the contribution of a full year’s revenue in 2004 from an L1 GPS product line acquired in May 2003.

NovAtel experienced growth in the fourth quarter in all of its customer categories. Specifically:

In the Special Applications category, fourth quarter 2004 revenue grew by 36% year-over-year.  The majority of this year-over-year increase was attributable to shipments to Leica Geosystems and increased product shipments into China.”Demand for our precision positioning components and subsystems continues to be strong, as evidenced by Leica’s recently introduced SmartStation.  We continue to expect sales into the Special Applications category to be the long-term growth engine for NovAtel,” said Ladd.

In the Aerospace and Defence category, fourth quarter 2004 revenue grew by 22% over the similar period a year ago, largely due to increased revenues from Raytheon Company for three contracts related to the next generation WAAS program.  These contracts were substantially completed in 2004.”We intend to leverage our leadership in GPS-based ground infrastructure in support of future air traffic control systems into other geographies around the world.  NovAtel is focused on identifying and pursuing these opportunities,” continued Ladd. “We are therefore very pleased to have announced earlier this week that NovAtel received an order for Satellite Based Augmentation System (SBAS) equipment from Raytheon Company in support of the ground-based elements of the Indian GPS and Geostationary Earth Orbit (GEO) Augmented Navigation (GAGAN) program.  This cooperative effort between Raytheon and the Indian Space Research Organization is an initial test project, for which NovAtel will supply GPS receiver elements.”

In the Geomatics category, revenue in the fourth quarter of 2004 increased by 3% over the similar period a year ago, primarily due to increased revenue attributable to Point, Inc., NovAtel’s joint venture with Sokkia Co., Ltd.

“The fourth quarter of 2004 was another strong quarter for NovAtel from a financial performance perspective,” commented Werner Gartner, NovAtel’s Executive Vice President and CFO. “A number of factors, particularly the strong revenue growth and higher gross margin percentages, contributed to our increased profitability in comparison to last year and led to net income, excluding the tax benefit, of CDN $2.6 million for the fourth quarter of 2004.”

“In addition, the strong operating results allowed us to continue to strengthen our balance sheet.  We generated positive operating cash flow for the thirteenth consecutive quarter and increased our cash/short-term investments balance to over CDN $23 million as of December 31, 2004, an increase of CDN $10.4 million since the beginning of 2004,” concluded Gartner.

Recognition of Future Income Tax Asset

As noted above, NovAtel recorded a $3.2 million non-cash benefit related to the recognition of future income tax assets in the fourth quarter of 2004.  Historically, the Company has recorded a full valuation allowance against the potential value of its extensive tax shields, which previously reduced the accounting value of these tax shields to $ nil on the Company’s financial statements.  Based on the Company’s improved profitability over the past four years, amongst other factors, the Company has determined that the appropriate accounting treatment, under both Canadian and US generally accepted accounting principles, is the recognition of a future income tax asset for a portion of its tax shields.

The impact of this tax benefit on net income and earnings per share for the fourth quarter and full year 2004 is detailed below.

	Three months ended Dec. 31, 2004 (Canadian $ thousands, except per share data)
	As Reported	Future Income Tax Benefit	Excluding Future Income Tax Benefit
Net Income	$5,780	$3,189	$2,591
Net Income per Share (Basic)	$0.71	$0.39	$0.32
Net Income per Share (Diluted)	$0.67	$0.37	$0.30

	Twelve months ended Dec. 31, 2004 (Canadian $ thousands, except per share data)
	As Reported	Future Income Tax Benefit	Excluding Future Income Tax Benefit
Net Income	$12,815	$3,189	$9,626
Net Income per Share (Basic)	$1.59	$0.40	$1.19
Net Income per Share (Diluted)	$1.51	$0.38	$1.13

Future Guidance

Going forward, the Company is changing its policy on providing specific future revenue and earnings guidance, and will no longer provide or update specific revenue or net income guidance. “Over the past year, NovAtel’s board of directors has discussed the matter of providing guidance, and has come to the conclusion that our shareholders are best served if the Company’s management focus their attention on continuing to build the business for success over the long-run,” stated David E. Vaughn, Chairman of the board of directors. “The Company will continue its timely and candid communication with investors by providing information and insight into strategic initiatives, growth drivers, revenue trends and industry trends critical to understanding the Company’s business and operating environment.”

The Company recently provided general guidance on 2005 revenue trends in a press release issued January 24, 2005.  NovAtel currently continues to expect to grow full year revenue in 2005 over the results of 2004, although the growth rate in 2005 is not expected to be at the exceptional rate of 2004.  Looking forward, the Company expects that its rate of revenue growth in 2005 will likely be affected by such factors as the weaker US dollar relative to the Canadian dollar and lower revenue from the Company’s Aerospace and Defence business as a consequence of the substantial completion of certain contracts pertaining to the US WAAS program at the end of 2004.

Foreign Exchange

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles.  The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.30 per US dollar in 2004 to a rate of CDN $1.21 per US dollar as of March 9, 2005.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Canadian dollar per US dollar	$1.220	$1.322	$1.304	$1.418

(1) The fourth quarter 2004 included 90 days of operating activities, compared to 94 days in the fourth quarter of 2003.

* * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; the recent shipments to Raytheon Company; the recent introduction of the Leica SmartStation; the recently announced SBAS contract with Raytheon for the Indian GAGAN system; Point, Inc.; 2005 trends; and recognition of future income tax assets.

The Company will have a conference call today at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 877-323-2010 (North America) or 416-695-9715 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until March 16, 2005 by dialing 1-888-509-0082 (North America) or 416-695-5275 (International), or until April 15, 2005 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries.  NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems.  The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.  For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements.  These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities.  Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of Point, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, U.S. dollar to Canadian dollar exchange rate fluctuations, actions by governmental authorities,  and other factors described in our Form 20-F and other SEC filings, many of which are beyond the control of NovAtel.  These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements.  These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands)

(Unaudited)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$8,949	$2,445
Short term investments	14,410	10,555
Accounts receivable	9,413	6,383
Related party receivables	1,591	1,081
Related party notes receivable	1,614	1,721
Inventories	5,191	4,782
Prepaid expenses and deposits	268	357
Future income tax asset – current portion	1,286	—
Total current assets	42,722	27,324

Capital assets	3,447	3,342
Intangible assets	2,515	2,349
Deferred development costs	2,359	2,557
Future income tax asset – long term portion	1,903	—
Total assets	$52,946	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,148	$5,868
Related party payables	345	935
Notes payable	1,614	1,721
Deferred revenue	755	312
Provision for future warranty costs	538	410
Capital lease obligations – current portion	—	100
Total current liabilities	12,400	9,346

Deferred gain on sale/leaseback of capital assets	453	567
Related party payables – long-term portion	—	212
Total liabilities	12,853	10,125

Shareholders’ equity:
Capital stock	38,870	37,012
Contributed surplus	442	13
Retained earnings (deficit)	781	(11,578)
Total shareholders’ equity	40,093	25,447
Total liabilities and shareholders’ equity	$52,946	$35,572

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (in Canadian $ thousands, except per share data)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Revenues:
Product sales	$13,705	$9,916	$48,802	$32,138
NRE fees	666	1,431	5,130	6,546
Total revenues	14,371	11,347	53,932	38,684

Cost of sales:
Cost of product sales	5,708	4,484	19,586	14,805
Cost of NRE fees	493	960	2,917	3,565
Total cost of sales	6,201	5,444	22,503	18,370

Gross profit	8,170	5,903	31,429	20,314

Operating expenses:
Research and development	2,758	1,938	9,588	7,123
Selling and marketing	1,218	1,479	5,751	5,269
General and administration	1,377	1,242	5,312	4,280
Share offering costs	12	—	754	—
Total operating expenses	5,365	4,659	21,405	16,672

Operating income	2,805	1,244	10,024	3,642

Interest income, net	118	28	313	174
Other expense	(335)	(230)	(662)	(664)

Income from continuing operations before income taxes	2,588	1,042	9,675	3,152

Income taxes
Current provision	18	17	70	52
Future income tax (benefit)	(3,189)	—	(3,189)	—

Net income from continuing operations	5,759	1,025	12,794	3,100

Income from discontinued operations	21	16	21	360

Net income	$5,780	$1,041	$12,815	$3,460

Net income per share (basic)
Continuing operations	$0.71	$0.13	$1.59	$0.40
Discontinued operations	0.00	0.00	0.00	0.05
Net income per share (basic)	$0.71	$0.13	$1.59	$0.45

Weighted average shares outstanding (basic)	8,156	7,817	8,063	7,723

Net income per share (diluted)
Continuing operations	$0.67	$0.13	$1.51	$0.39
Discontinued operations	0.00	0.00	0.00	0.04
Net income per share (diluted)	$0.67	$0.13	$1.51	$0.43

Weighted average shares outstanding (diluted)	8,639	8,178	8,500	7,983